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                              April 9, 2024

       Richard Stockton
       Chief Executive Officer
       Braemar Hotels & Resorts Inc.
       14185 Dallas Parkway
       Suite 1200
       Dallas, Texas

                                                        Re: Braemar Hotels &
Resorts Inc.
                                                            PREC14A filed April
2, 2024
                                                            File No. 001-35972

       Dear Richard Stockton:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       Defined terms used herein have the same meaning as in your proxy statement.

       Preliminary Proxy Statement filed April 2, 2024

       General

   1. Refer to page B-3. The last four footnotes defining the transaction codes are cut off.
                                                        Please revise.
       Background of the Solicitation, page 7

   2.                                                   We note your statement
on page 8 that the Board considered    Blackwells    and Mr.
                                                        Aintabi   s character
and past dealings, including [their] lack of candor, reputation in the business community, and
personal history.    Please avoid issuing statements that directly
                                                        or indirectly impugn
character, integrity or personal reputation without adequate factual foundation. Provide us
supplementally, or disclose, the factual foundation for your characterization of
Blackwells    and Mr. Aintabi   s character and past dealings. Refer to
                                                        Note (b) to Rule 14a-9.
 Richard Stockton
Braemar Hotels & Resorts Inc.
April 9, 2024
Page 2
Certain Relationships and Related Person Transactions, page 44

3.       The term    Enhanced Return Funding Program Agreement,    used on page
45, does not
         appear to be defined. Please revise.
4.       We note your disclosure on page 45 that    [i]f the Advisor performs
services for us outside
         the scope of the advisory agreement, we are obligated to separately pay for such additional
         services.    We also note your disclosure on page 48 that the Company
pays Ashford Inc. a
         Cash Management Fee. Provide the disclosure required by Item 404(a)(3) of Regulation
         S-K with respect to such transactions. Refer to Item 7(b) of Schedule 14A.
General Information, page 53

5. Disclosure on page 54 states that "[i]n a contested election a plurality voting standard applies... ." Revise throughout to clarify that a plurality voting standard applies to the
         election of directors at the Annual Meeting, or advise. Please also remove from the proxy
         card the option to vote    against    on the election of directors and
instead provide a means
         for shareholders to withhold authority to vote for each nominee, in accordance with Rule
         14a-4(b)(4). Alternatively, please advise us as to why you believe the voting options on the proxy card are appropriate.
6.       Disclosure on page 54 indicates that    [t]he ratification of the
appointment of BDO USA,
         P.C. as our independent auditor (Proposal 3) is a routine item,    and
   banks, brokers and
         other nominees that do not receive voting instructions from beneficial owners may vote on
         this proposal in their discretion.    However, it is our understanding
that exchange rules do
         not permit discretionary voting by brokers or other nominees on any matter in a contested solicitation to the extent that such brokers or nominees receive soliciting materials from a soliciting party contesting the registrant's solicitation. Please revise or advise.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Blake Grady at 202-551-8573 or David Plattner at 202-
551-8094.



FirstName LastNameRichard Stockton                             Sincerely,
Comapany NameBraemar Hotels & Resorts Inc.
                                                               Division of
Corporation Finance
April 9, 2024 Page 2                                           Office of
Mergers & Acquisitions
FirstName LastName